                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                 CYBERNET INTERNET SERVICES INTERNATIONAL, INC.
            --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   232 503102
            --------------------------------------------------------
                                 (CUSIP Number)
                                  -----------

                                                  With a copy to:
       Holger Timm                      Joseph M. Berl, Esq.
       Trabener Strasse 12              Powell, Goldstein, Frazer & Murphy LLP
       14193 Berlin, Germany            1001 Pennsylvania Avenue, N.W.
       49 30 890 21220                  Sixth Floor
                                        Washington, D.C. 20004
                                        202/624-7271

            --------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 31, 1999
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box / /.

  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               PAGE 1 OF 7 PAGES

                                      13D
-----------------------                                  ---------------------
  CUSIP NO. 232 503102                                     PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Holger Timm
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Germany
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          962,175                            1/
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,440,000                          2/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          962,175                            1/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,440,000                          2/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,402,175
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

________________________
1/ Includes 28,875 shares of Series A Preferred Stock held by Mr. Timm that are currently convertible into Common Stock on a one-for-one basis.

2/ Includes 150,000 shares of Series A Preferred Stock and 1,290,000 shares of Series B Preferred Stock held by Cybermind Interactive Europe AG (Cybermind) that are currently convertible into Common Stock on a one-for-one basis. Cybermind is a company that Mr. Timm can be deemed to control as a result of his position as Chief Executive Officer and Head of the Managing Board and his controlling majority ownership of its outstanding voting securities.

                               PAGE 2 OF 7 PAGES

                                      13D
-----------------------                                  ---------------------
  CUSIP NO. 232 503102                                     PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cybermind Interactive Europe, AG ("Cybermind")
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Germany
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,440,000                              1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,440,000                              1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,440,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1/ Includes 150,000 shares of Series A Preferred Stock and 1,290,000 shares of Series B Preferred Stock held by Cybermind Interactive Europe AG (Cybermind) that are currently convertible into Common Stock on a one-for-one basis. Cybermind is a company that Mr. Timm can be deemed to control as a result of his position as Chief Executive Officer and Head of the Managing Board and his controlling majority ownership of its outstanding voting securities.

                              PAGE 3 OF 7 PAGES

                                  SCHEDULE 13D
                                      FOR
                 CYBERNET INTERNET SERVICES INTERNATIONAL, INC.


ITEM 1.  SECURITY AND ISSUER

         This Schedule relates to shares of common stock, $.001 par value per share (the "Common Stock") of Cybernet Internet Services International, Inc. (the "Company"). The address of the Company's principal executive office is Stefan-George-Ring 19-23, 81929 Munich, Germany.


ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed by the following persons or entitites (collectively, the "Reporting Persons"):

         (i) Holger Timm is the Chief Executive Officer of Berliner Freiverkehr (Aktien) AG. Mr. Timm is a German citizen whose business address is Trabener Strasse 12, 14193 Berlin, Germany.

         (ii) Cybermind is a German corporation. The address of the principal executive offices of Cybermind is AM Borsigturm 48,13507 Berlin, Germany.

         During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Timm and Cybermind were two of the founders of Cybernet Internet Dienstleistungen AG formed in 1995 ("Cybernet AG") and the predecessor of the Company. Mr. Timm and Cybermind acquired, as consideration for their shares of Cybernet AG, the shares of the Company subject to this
         Schedule in 1997 when the Company acquired Cybernet AG. On March 31, 1999, the Company filed a Form 8A and became a reporting company under the Exchange Act of 1934, which requires the Reporting Persons to file this Schedule.


ITEM 4.  PURPOSE OF TRANSACTION

         See Item 3 above. None of the Reporting Persons intends to use their holdings in the Company's securities for any of the following purposes:

         (a) The acquisition of additional securities, or disposition of securities, of Cybernet;

                               PAGE 4 OF 7 PAGES

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Cybernet or any of its subsidiaries;

         (c) The sale or transfer of a material amount of assets of Cybernet or any of its subsidiaries;

         (d) Any change in the present board of directors or management of Cybernet, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of Cybernet;

         (f) Any other material change in Cybernet's business or corporate structure;

         (g) Changes in Cybernet's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Cybernet by any person;

         (h) Causing any class of securities of Cybernet to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Cybernet becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)  Any similar action to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

            (a) Holger Timm beneficially owns 962,175 shares of Common Stock, which includes 28,875 shares of Series A Preferred Stock held by Mr. Timm that are currently convertible into Common Stock on a one-for-one basis.

            (b) Cybermind beneficially owns 5,160,000 Series B Preferred Stock, 1,290,000 of which are currently convertible into Common Stock on a one-for-one basis and 600,000 shares of Series A Preferred Stock, 150,000 of which are currently convertible into Common Stock on a one-for-one basis. Mr. Timm can be deemed to control Cybermind as a result of his controlling majority ownership of its outstanding securities and his position as Chief Executive Officer and Head of its Managing Board of Cybermind.

            (c) Mr. Timm and Cybermind each have the sole power to vote, or to direct the voting of, their respective shares of Common Stock and Series B Preferred Stock. Subject to the Pooling Stock Agreement described in Item 6 below, Mr. Timm and Cybermind each have the sole power to dispose of, or to direct the disposition of, their respective shares, of Common Stock, Series A and Series B Preferred Stock. In addition, as indicated in Item 5(b) above, Mr. Timm has the power to direct the voting and disposal of the shares of Cybermind.

            (d) Neither Mr. Timm nor Cybermind has executed any transactions in respect of the Common Stock, Series A or Series B Preferred Stock during the preceding 60 days.

                               PAGE 5 OF 7 PAGES

            (e) There is no person that has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Common Stock, Series A and Series B Preferred Stock beneficially owned by Mr. Timm or Cybermind.

            (f)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         All the shares of capital stock listed are subject to a pooling trust agreement restricting the beneficial owner from selling the shares (unless the transferee is also subject to such restrictions), but without affecting the vote of the shares (if entitled to vote). The earliest date at which such shares may be sold is June 9, 1999.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Pooling Agreement referenced in Item 6 above is incorporated by reference from Exhibit 10.6 to the Company's Registration Statement on Form S-1 declared effective on December 2, 1998 and located under Securities and Exchange Commission File No. 333-63755.

                               PAGE 6 OF 7 PAGES

SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        By:        /s/ Holger Timm
Date:  April 9, 1999                        -----------------------------------
                                             Holger Timm


                                        Cybermind Interactive Europe AG



                                        By:        /s/ Holger Timm
                                            -----------------------------------
Date:  April 9, 1999                         Holger Timm
                                             Chief Executive Officer

                               PAGE 7 OF 7 PAGES